# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HEALTHY CHOICE WELLNESS CORP., CIK 0001948864
CUSIP: 422277105
Title of class of securities: Class A Common Stock, $0.001 Par Value
Address of issuer's principal executive offices: 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020
Date of event which requires filing of this statement: 06/02/2026
Amends the filing with accession number 0001493152-24-038023
Filed by CIK 0001512158
Persons authorized to receive notices and communications: Jeffrey E. Holman, 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020, (888) 766-5351; Martin T. Schrier, Esq., 200 S. Biscayne Blvd., Suite 3000, Miami, Florida (FL), 33131, (305) 704-5940

## Reporting persons
- Jeffrey E. Holman (CIK 0001512158): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,664,899; shared voting power 0; sole dispositive power 2,664,899; shared dispositive power 0; aggregate amount beneficially owned 2,664,899 (8.99% of the class)
  Comment: The Reporting Person percent of class owned is calculated based on 29,642,378 shares of Common Stock outstanding as of June 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 Par Value
Name of issuer: HEALTHY CHOICE WELLNESS CORP.
Address of issuer's principal executive offices: 3800 North 28th Way, #1, Hollywood, Florida (FL), 33020
Comment: This Statement relates to the Class A common stock, par value $0.0001 per share ("Common Stock"), of Healthier Choices Management Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3800 North 28th Way, #1, Hollywood, Florida 33020.

## Item 2. Identity and Background
Name of person filing: Jeffrey E. Holman (the "Reporting Person")
Residence or business address: c/o Healthy Choice Wellness, 3800 North 28th Way, #1, Hollywood, Florida 33020.
Present principal occupation or employment: The Reporting Person's principal occupation is serving as Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the securities identified in this Statement in connection with his service as an officer and director of the Issuer and pursuant to securities issued pursuant to the Issuer's equity compensation plan. Restricted Stock Awards of 1,287,301 shares of Common Stock vested pursuant to applicable award agreements effective as of June 2, 2026.

The Reporting Person beneficially owns 2,664,899 shares of Common Stock of the Issuer. The Reporting Person beneficially owns 8.99% of the Issuer's Common Stock, calculated based on 29,642,378 shares of Common Stock outstanding as of June 2, 2026.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described above and subsequently dispose of the underlying Common Stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

In the ordinary course of his duties as Chief Executive Officer and as the Chairman of the Board of Directors of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as Chief Executive Officer or the Chairman of the Board of Directors of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The information set forth in Items 5 and 6 are incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 2,664,899 shares of Common Stock of the Issuer. The Reporting Person beneficially owns 8.99% of the Issuer's Common Stock, calculated based on 29,642,378 shares of Common Stock outstanding as of June 2, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, 2,664,899 shares of Common Stock of the Issuer.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transaction in the Common Stock of the Issuer in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the Common Stock identified in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
There are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

The information set forth in Item 4, 5 and 7 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Jeffrey E. Holman: /s/ Jeffrey Holman, Jeffrey E. Holman (06/09/2026)